United States securities and exchange commission logo





                              December 28, 2022

       John Morgan
       Chief Executive Officer
       Nitches Inc/
       1333 N Buffalo Dr.
       Suite 210
       Las Vegas, NV 89128

                                                        Re: Nitches Inc.
                                                            Form 10-12G
                                                            Filed December 2,
2022
                                                            File No. 000-13851

       Dear John Morgan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed December 2, 2022

       Item 1. Business, page 1

   1. Please clarify whether Nitches has entered into partnerships with any manufacturing partners and where
those partners are located.
   2. We note your disclosure regarding various agreements that you have entered into. Please revise to elaborate on
the material terms of such agreements including, but not limited to, the term, fees, and
intellectual property rights and obligations.
       Item 1. Business, page 3

   3. We note your disclosure that you will continue to assist and launch the Peace on Mars
                                                        (POM) NFT collection
and believe those NFTs are almost ready to be minted. Please
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         quantify for us any revenue and costs recognized for the NFT business and provide any other relevant metrics to describe the materiality of the NFT on your financial results and business plan. Additionally, tell us how you expect the NFTs to specifically impact your financial results and trends in future periods.
Item 1A. Risk Factors
We have a history of losses...continuing losses for at least the foreseeable future, page 7

4. Please update your disclosure to reflect your more recent net losses for fiscal year ended
         August 31, 2021 and August 31, 2022.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 18

5. Please reconcile the disclosure on Page 19 that John Morgan owns one share of 2020
         Series A Preferred Stock with the disclosure on Page F-12 that he converted that share for
         100,000,000 shares of the Issuer's common stock and that as of August 31, 2022 the
         Company had no shares of Preferred Stock Series A issued and outstanding.
Item 6. Executive Compensation, page 21

6. Please clarify whether the $100,000 in other compensation for John Morgan was due to his conversion of his 2020 Series A Preferred Share or due to a separate grant of
         100,000,000 shares of the Issuer.
Item 11. Description of the Registrant's Securities to be Registered, page 24

7. Please reconcile the disclosure that John Morgan owns 1 share of the 2020 Series A
         Preferred Stock against the disclosure on page F-12 that "At August 31, 2022 the
         Company had no shares of Preferred Stock Series A issued and outstanding."
Item 15. Financial Statements and Exhibits
Notes to the Condensed Consolidated Financial Statements, page F-6

8. Please revise to include an inventory footnote that includes a tabular presentation of the major categories of inventories (e.g., raw materials, work in process, finished goods, etc.)
         presented.
General

9. We note your press release on April 19, 2022 regarding your intent to create your own metaverse for users to create 3D avatars and buy and sell NFTs. We have the following comments:
             Please provide a materially complete description of the NFTs, including their purpose, terms, characteristics, minting, distribution, custody, and transferability, as well as the availability of secondary markets. Please specifically address the
             company   s role(s) and, to the extent applicable, the role(s) of
third parties.
             Please supplementally provide us with the company   s legal
analysis as to whether the
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Comapany28,
December    NameNitches
               2022     Inc/
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Page 3    28, 2022 Page 3
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              NFTs are securities under Section 2(a)(1) of the Securities Act of 1933. Your analysis should address not only the NFTs themselves but also the operation of the platform through which they are minted and the development and operation of the metaverse.
                To the extent that third parties will be able to mint the NFTs, please describe the internal processes you will establish to determine whether such NFTs are securities as defined in the Securities Act of 1933. Please also describe the internal processes you will establish to ensure that you are not facilitating, or causing you to engage in, transactions in unregistered securities.
                Please identify the blockchain network on which the NFTs will be minted. To the extent it will be a third-party network, please describe the network and the risks and challenges related to relying on a third-party network.
                Please describe any and all applicable laws and regulations relating to the minting and distribution of the NFTs.
                Please describe the risks relating to holding the NFTs, including any risks and challenges related to the storage or custody of the NFTs and the use of wallets.
10. We note that the company currently mints and distributes NFTs that represent QR codes.
         We have the following comments:
             Please provide a materially complete description of the NFTs, including their purpose, terms, characteristics, minting, distribution, custody, and transferability, as
            well as the availability of secondary markets. Please specifically address the
            company   s role(s) and, to the extent applicable, the role(s) of
third parties.
             Please supplementally provide us with the company   s legal
analysis as to whether the
            NFTs are securities under Section 2(a)(1) of the Securities Act of
1933.
             We note that the NFTs are minted on the polygon network. Please describe the polygon network and the risks and challenges related to relying on a third-party
            network.
             Please describe any and all applicable laws and regulations relating to the minting and distribution of the NFTs.
             Please describe the risks relating to holding the NFTs, including any risks and challenges related to the storage or custody of the NFTs and the use of wallets.
11. Please update your disclosure so that it is current. In that regard, we note your disclosure that you entered into an agreement with Mr. John Lewis and that you expect to have the first order to be fulfilled and for sale in time for the holiday season. Please revise to clarify whether orders have be fulfilled yet.
12. We note references to an "Equity Incentive Program" and "Equity Incentive Plan" on
         pages 1-5. Please describe the terms of your Equity Incentive Plan and Equity Incentive
         Program. Please also describe your equity incentive plan under Item 6.
13. Please note that the safe harbor protections for forward-looking statements under the
         Private Securities Litigation Reform Act is not available for issuers that are not subject to the reporting requirements of section 13(a) or 15(d) of the Securities Exchange Act or issuers of penny stock. Please revise to remove the reference.
 John Morgan
Nitches Inc/
December 28, 2022
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at 202-551-3777 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexander King at 202-551-8631or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameJohn Morgan                             Sincerely,
Comapany NameNitches Inc/
                                                          Division of
Corporation Finance
December 28, 2022 Page 4                                  Office of
Manufacturing
FirstName LastName